

Wes Moore | Governor
Aruna Miller | Lt. Governor
Michael Higgs | Director
Marcus Alzona | Deputy Director

Date: 9/18/2023

JENNIFER STRICKLAND
7 ST. PAUL STREET SUITE 820
BALTIMORE MD 21202

THIS LETTER IS TO CONFIRM ACCEPTANCE OF THE FOLLOWING FILING:

ENTITY NAME : LP Kirtley Road LLC

DEPARTMENT ID : W24357436
TYPE OF REQUEST : Articles of Organization
DATE FILED : 9/8/2023
TIME FILED : 6:43 AM
FILING NUMBER : 5000000008743873
CUSTOMER ID : 5001292934
WORK ORDER NUMBER : I325125029

PLEASE VERIFY THE INFORMATION CONTAINED IN THIS LETTER. NOTIFY THIS
DEPARTMENT IN WRITING IF ANY INFORMATION IS INCORRECT. INCLUDE THE
CUSTOMER ID AND THE WORK ORDER NUMBER ON ANY INQUIRIES. EVERY
YEAR THIS ENTITY MUST FILE A PERSONAL PROPERTY RETURN IN ORDER TO
MAINTAIN ITS EXISTENCE EVEN IF IT DOES NOT OWN PERSONAL PROPERTY.
THE RETURN IS FOUND ON THE SDAT WEBSITE.

Department of Assessments and Taxation
301 W. Preston St., Room 801
Baltimore, MD 21201
www.dat.maryland.gov
410-767-1184 (Main) 1-888-246-5941 (Toll-Free)
1-800-735-2258 (Maryland Relay)

EFFECTIVE DATE   : 9/8/2023
PRINCIPAL OFFICE   : 9841 WASHINGTONIAN BLVED STE 200-1008
                       GAITHERSBURG MD 20878

RESIDENT AGENT   : AHMED HELMI

                       15508 OWENS GLEN TERRACE
                       NORTH POTOMAC MD 20878

Department of Assessments and Taxation
301 W. Preston St., Room 801
Baltimore, MD 21201
www.dat.maryland.gov
410-767-1184 (Main) 1-888-246-5941 (Toll-Free)
1-800-735-2258 (Maryland Relay)





Acknowledgement Number: 5000000008743873

STATE OF MARYLAND
Department of Assessments and Taxation

I, Michael L. Higgs, Director of the State Department of Assessments and Taxation, hereby certify that the attached document, consisting of 1 pages, inscribed with the same Authentication Code, is a true copy of the public record of the

Articles of Organization

for

LP KIRTLEY ROAD LLC

(Department ID: **W24357436**)

I further certify that this document is a true copy generated from the online service with the State Department of Assessments and Taxation.

In witness whereof, I have hereunto subscribed my signature and affixed the seal of the State Department of Assessments and Taxation of Maryland at Baltimore on this September 18, 2023.

Michael L. Higgs
Director

301 West Preston Street, Baltimore, Maryland 21201
Telephone Baltimore Metro (410) 767-1344 / Outside Baltimore Metro (888) 246-5941
MRS (Maryland Relay Service) (800) 735-2258 TT/Voice

Online Certificate Authentication Code: YUIlIxIKPUm92WLlHt5ccQ
To verify the Authentication Code, visit http://dat.maryland.gov/verify

ARTICLES OF ORGANIZATION

The undersigned, with the intention of creating a Maryland Limited Liability Company files the following Articles of Organization:

(1) The name of the Limited Liability Company is:

LP Kirtley Road LLC (W24357436)

(2) The address of the Limited Liability Company in Maryland is:

9841 WASHINGTONIAN BLVED, STE 200-1008, GAITHERSBURG, MD, 20878

(3) In order to operate in Maryland, will the registering entity require a business or industry license that is issued by the state or any other local agency?

Uncertain

(4) The Resident Agent of the Limited Liability Company in Maryland is:

AHMED HELMI

whose address is:

15508 OWENS GLEN TERRACE, NORTH POTOMAC, MD, 20878

(5) Signature(s) of Authorized Person(s):

LEO SCHWARTZ

(6) Signature(s) of Resident Agent(s):

AHMED HELMI

(7) Filing party's name and return address:

Jennifer Strickland, 7 St. Paul Street, Suite 820, Baltimore, MD, 21202

I hereby consent to my designation in this document.

MARYLAND STATE DEPARTMENT OF ASSESSMENTS & TAXATION

301 WEST PRESTON STREET, BALTIMORE, MARYLAND 21201-2395

Maryland
DEPARTMENT OF
ASSESSMENTS AND TAXATION

SDAT40.2